[SAIC Letterhead]

November 15, 2005

Via Facsimile & EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Jennifer R. Hardy

Re:	SAIC, Inc.

Registration Statement on Form S-4 (File No. 333-128022)

Ladies and Gentlemen:

On behalf of SAIC, Inc., a Delaware corporation (“SAIC”) and pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated and that it be declared effective as of 9:00 a.m., Eastern time, on November 16, 2005, or as soon thereafter as practicable.

In making this acceleration request, SAIC acknowledges the following:

•	Should the Commission or the Staff declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing.

•	The action of the Commission or the Staff in declaring the Registration Statement effective does not relieve SAIC and Science Applications International Corporation (“Old SAIC”) from their full responsibility for the adequacy and accuracy of the disclosure contained in the Registration Statement.

•	SAIC and Old SAIC may not assert the Staff’s comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the U.S. federal securities laws.

Sincerely,

/s/ Douglas E. Scott
Douglas E. Scott
Senior Vice President, General Counsel and Secretary

cc:	Edward M. Kelly, SEC